FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: April 19, 2006	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

TD TAKES UP VFC SHARES AND ANNOUNCES INTENTION TO UNDERTAKE A COMPULSORY ACQUISITION

Toronto, April 19, 2006— TD Bank Financial Group (“TD”) announced today that shareholders of VFC Inc. (“VFC”) holding 15,071,825 common shares of VFC, representing approximately 90.2% of the outstanding common shares of VFC, have accepted the offer (the “Offer”) made by TD to acquire all of the outstanding common shares of VFC. TD also confirmed that all of the conditions of its Offer have been satisfied.

In view of these results, TD has:

(i)	decided to take up all the common shares of VFC validly deposited and not withdrawn under the Offer; and

(ii)	made appropriate arrangements for the payment today for such common shares of VFC.

Since more than 90% of the common shares of VFC have been deposited to TD’s Offer, TD intends to exercise its right to acquire the remaining outstanding common shares of VFC pursuant to a compulsory acquisition under the Canada Business Corporations Act. TD expects to complete that compulsory acquisition as soon as reasonably practicable.

TD expects the common shares of VFC to be de-listed from the Toronto Stock Exchange upon completion of the compulsory acquisition.

About VFC

With its focus on non-prime automotive purchase financing, VFC (TSX: VFC) is one of the largest Canadian-owned indirect consumer finance companies in Canada. VFC's loans originate through its network of more than 2,000 pre-qualified automobile dealers connected by a Web-based technology that provides for efficient financing decisions. Founded in 1994, VFC has proven itself as a reliable source of credit to customers and an invaluable business partner to automobile dealers and retail vendors nationwide. Independent analysts value the Canadian non-prime automotive finance market at approximately $4 billion per annum. VFC's shares trade on the Toronto Stock Exchange under the symbol "VFC". For further information, see the company's website at www.vfc.ca.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth

Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million online customers. TD Bank Financial Group had CDN$365 billion in assets, as of October 31, 2005. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

Important Legal Information

This communication is being made in respect of The Toronto-Dominion Bank's offer to purchase all of the outstanding common shares of VFC Inc. In connection with the offer, The Toronto-Dominion Bank has filed a registration statement on Form F-8 (containing an Offer to Purchase and Circular and related documents) with the U.S. Securities and Exchange Commission (SEC). The Toronto-Dominion Bank will file additional documents with the SEC in connection with the compulsory acquisition described in this release. Securityholders are urged to read the registration statement, including any amendments thereto, and any other relevant documents, carefully because they contain important information. Securityholders may obtain copies of the registration statement, including any amendments thereto, and other filings made by The Toronto-Dominion Bank free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by The Toronto-Dominion Bank may be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030.

For further information: TD: Scott Lamb, investor relations, 416-982-5075, Jeff Keay, media relations, 416-982-7528; VFC: Charles Stewart, CEO, 416-645-5007, Erik de Witte, CFO, 416-645-5010